UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2003

ASIA PACIFIC RESOURCES LTD.
(Name of Registrant)

712C 12th Street, New Westminster, B.C. V3M 4J6
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

This Form 6-K is incorporated by reference into the prospectus contained within our registration statement on Form F-3 as filed with the Securities and Exchange Commission on August 2, 2002 (SEC File No. 33-97663).

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated September 2, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: September 2, 2003	By:	“Doris Meyer”

Doris Meyer
Assistant Corporate Secretary